UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 26, 2023

Commission File Number 001-14846

            AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Enclosure: ANGLOGOLD ASHANTI’S RENEWABLE ENERGY PROJECT AT TROPICANA TO HALVE GAS CONSUMPTION

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa) Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

NEWS RELEASE
AngloGold Ashanti’s Renewable Energy Project at Tropicana to Halve Gas Consumption

(PRESS RELEASE – Perth, Western Australia) -- AngloGold Ashanti has taken another major step forward in its decarbonisation journey following an agreement by its subsidiary AngloGold Ashanti Australia Ltd to build one of the largest renewable energy projects in Australia’s natural resource sector, and to integrate it into the power supply for the Tropicana Gold Mine.

The company has entered into an agreement with Pacific Energy to construct and operate 62MW of wind and solar generation capacity at the site, located 330 kilometres east-northeast of Kalgoorlie in Western Australia.

“We have a responsibility to proactively identify and address current and future climate-related threats,” said AngloGold Ashanti CEO Alberto Calderon.

“This renewables project at Tropicana is another important step forward for us, not only in realizing our overall climate objectives, but also improving our overall security of energy supply and significantly reducing the site’s natural gas consumption.”

Tropicana, a large open-pit operation with a growing underground mining component, produced 437,000 oz (100%) in 2022. The mine, which produced its four-millionth ounce in 2022, is 70% owned and managed by AngloGold Ashanti. Regis Resources Ltd holds the remaining 30%.

AngloGold Ashanti last year announced a plan to cut Scope 1 and 2 greenhouse gas emissions by 30% by 2030 through a combination of renewable energy projects and initiatives which improve efficiency or use lower-emission power sources. The initiative announced today at Tropicana follows a project started last year at the company’s Geita Gold Mine in Tanzania, which will replace diesel generation at the site with grid power sourced with a more environmentally friendly combination of energies including hydropower and natural gas.

Tropicana’s hybrid wind and solar with battery storage facility will be the first of its kind to be implemented by the company and will reduce the average carbon emissions by more than 65,000 tonnes per annum over the 10-year life of the agreement, making a significant contribution towards AngloGold Ashanti’s climate commitments.

Pacific Energy will construct the renewables project and continue to operate the combined renewables-gas power station under a 10-year Power Purchase Agreement (PPA). The capital cost of constructing the renewables infrastructure will be incorporated into the ongoing power costs charged to the Tropicana JV partners. The project is designed to maximise the emissions reduction while maintaining power costs at current levels.

The decarbonization journey at Tropicana started in 2016 when diesel generation was replaced with natural gas generation enabled by the extension of the natural gas pipeline. Introducing renewable energy is the next logical step.

The Tropicana renewable energy solution will be integrated into the existing 54MW gas-fired power station at the mine, under a 10-year build-own-operate agreement, with transfer of ownership to AGA at the end of the contract. This new infrastructure will comprise four 6MW wind turbines, each with a hub height of 130m and rotor diameter of 165m, equal to the largest wind turbines in Australia. Approximately 44,100 panels with single access tracking will make up the 24MW PV solar plant.

A 14MW battery storage system will underpin the wind and solar renewable energy generation, which together will deliver an expected 50% reduction in overall natural gas consumption. This currently represents the largest off-grid gas-wind-solar with battery storage facility in the Australian resources sector.

The project is due for completion in early 2025, with on-site construction expected to commence in the second half of this year.

Pacific Energy, which owns and operates the existing gas-fired power station at Tropicana, is one of Australia’s leading producers of sustainable distributed energy, owning and operating 48 power generation sites nationally, with contracted capacity of nearly 700MW.

ENDS

26 June 2023 Johannesburg

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS
Media Andrea Maxey	+61 08 9435 4603/ +61 400 072 199	amaxey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com
Investors Andrea Maxey	+61 08 9435 4603/ +61 400 072 199	amaxey@anglogoldashanti.com
Yatish Chowthee	+27 11 637 6273 / +27 78 364 2080	yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: June 26, 2023

By:    /s/ LM GOLIATH
Name:    LM Goliath
Title:    Company Secretary